Exhibit 1.01

Light & Wonder, Inc.

Conflict Minerals Disclosure and Report

For the Year Ended December 31, 2024

This Conflict Minerals Disclosure Report for the year ended December 31, 2024 (this “Report”) is made pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals (as defined below) sourced from the Democratic Republic of the Congo or one of its adjoining countries (collectively, the “Covered Countries”), as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule imposes certain reporting obligations on SEC registrants who manufacture, or contract to manufacture, products containing Conflict Minerals that are necessary to the functionality or production of such products. Conflict Minerals are defined as: columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”).

Company and Product Overview

Unless otherwise specified or the context otherwise indicates, all references to “Light & Wonder,” “we,” “us,” “our” and the “Company” refer to Light & Wonder, Inc. and its consolidated subsidiaries.

We are a leading cross-platform global games company with a focus on content and digital markets. Our portfolio of revenue-generating activities primarily includes supplying game content and gaming machines, casino-management systems and table game products and services to licensed gaming entities; providing social casino and other mobile games, including casual gaming, to retail customers; and providing a comprehensive suite of digital gaming content, distribution platforms and player account management systems, as well as various other iGaming content and services. We report our results of operations in three business segments—Gaming, SciPlay and iGaming—representing our different products and services, of which only Gaming involved the manufacture of physical products in the year ended December 31, 2024.

In our Gaming business segment, we sell, lease or otherwise provide video or mechanical reel gaming machines, server-based gaming machines, systems and game content, casino-management systems hardware and software, table game products (including various models of automatic card shufflers, deck checkers and roulette chip sorters (collectively referred to as “shufflers”) and proprietary table game content), video lottery terminals and control systems, wide area system networks, and conversion kits (including game, hardware or operating system conversions) and parts to casinos and other gaming operators. Video gaming machines are gaming cabinets that combine advanced graphics, mechanical reels, digital music and sounds and secondary bonus games. The primary game feature of our video products is a video screen that simulates traditional mechanical reel spinning action or that provides innovative variations on the movement and play action of the symbols on the video screen. Our mechanical reel gaming machines combine traditional mechanical reel spinning technology with video technology in a single gaming machine. Our proprietary table games are designed to enhance operators’ table-game operations and include our internally developed and acquired proprietary table games, side bets, add-ons and progressive features. Our proprietary content and features are also added to public domain games such as poker, baccarat, pai gow poker, craps and blackjack table games and to electronic platforms. We offer core slot, casino and table-management systems (collectively, “casino management systems”) that help our customers improve communication with players, add excitement to the gaming floor and enhance operating efficiencies through greater automation, reporting and business intelligence. We also provide technologies for deployment of networked, server-based gaming environments, with centralized management and control. Our electronic table systems combine the game play of traditional table games with the latest technology.

We assessed the Light & Wonder product line and determined that the following products we manufactured or contracted to manufacture in 2024 may contain Conflict Minerals that are necessary to the functionality or production of the products:

•	gaming machines;

•	networked and server-based systems for gaming operators;

•	proprietary table games;

•	casino management systems;

•	shufflers; and

•	electronic table games.

Reasonable Country of Origin Inquiry

We continue to review our reasonable country of origin inquiry (“RCOI”) process. Based upon the improved process, among other things, supplier responses from previous years and the continued integration of the businesses and consolidation of approved suppliers, we were able to manage the number of suppliers to be contacted as part of the RCOI process. Specifically, we identified 198 suppliers with purchasing activity in 2024 as being suppliers whose parts, components, or materials might contain Conflict Minerals that are necessary to the functionality or production of our existing product lines. We contacted each of these suppliers and asked them to complete the most current version of the Responsible Minerals Initiative (“RMI”) (formerly the Conflict Free Sourcing Initiative) template (the “Template”) developed by the Responsible Business Alliance and the Global e-Sustainability Initiative (version 6.5, updated April 25, 2025). The Template asks suppliers (i) whether the products they supply to us (or their components) contained Conflict Minerals, and (ii) if they did, to provide information regarding the sourcing of Conflict Minerals contained in those products and components. We relied on our suppliers to provide us with information about the source of Conflict Minerals contained in the products and components they supplied to us.

We conducted due diligence on the source and chain of custody of Conflict Minerals used in our products because we determined that we had insufficient information following our RCOI to conclude that either (i) we have no reason to believe that any Conflict Minerals that are necessary to the functionality or production of our products originated in the Covered Countries, or (ii) we reasonably believe that any Conflict Minerals that are necessary to the functionality or production of our products came from recycled or scrap sources.

Source and Chain of Custody Due Diligence

We perform our source and chain of custody due diligence in accordance with the Organization for Economic Cooperation’s five step framework set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (third edition, April 2016) and related supplements for gold and tin, tantalum and tungsten, by performing the following steps:

Establish strong company management system

We established a management system to manage our Conflict Minerals compliance program by, among other things, adopting a Conflict Minerals Policy, which can be found on our website at http://www.lnw.com/investors/ governance/governance-documents, and establishing an internal management structure to support supply chain due diligence which includes a cross-functional project team with executive-level representation and personnel with knowledge regarding our products and supply chain. Our system of control and transparency for our supply chain consisted of our survey of our suppliers, as described above, and our response to the risks identified by that survey. We have also incorporated into our supply agreements and purchase orders representations from our suppliers that they will cooperate with us in connection with any due diligence that we choose to perform as part of our program to comply with the Rule. In addition, we have an existing grievance mechanism whereby employees and suppliers can report violations of the Company’s policies, including our Conflict Minerals Policy, through our Ethics Hotline. Further, our Compliance Committee and chief compliance officer oversee compliance with the Company’s policies by employees, officers, directors, and other agents and associates of the Company.

Identify and assess risks in the supply chain

As part of the supplier survey process, we evaluated all supplier responses using risk-based criteria developed to determine which suppliers warranted further due diligence. The risk-based criteria included, but were not limited to, untimely or incomplete responses, our knowledge of the supplier products, location of the supplier, and inconsistencies in the data reported in the Template. We also conducted a comparative review of certain smelter or refiner information provided to us by our suppliers with industry resources, such as RMI’s Conflict-Free Smelter Program, to determine whether these disclosed smelters and refiners have been identified as conflict free.

Design and implement a strategy to respond to identified risks

We follow a risk mitigation strategy that begins with ongoing communication with suppliers. For suppliers that indicate they do not have a conflict mineral policy, we provide information and direction that can assist them with developing their own program. For individual suppliers that were nonresponsive or are sourcing Conflict Minerals from non-RMI approved smelters, we implemented a plan to follow-up with these suppliers and obtain additional information and revised responses from them, as appropriate. We continue to track our interactions and responses from suppliers and update our internal database accordingly.

Carry out independent third-party audit of smelter/refiner’s due diligence practices

We do not have direct relationships with Conflict Mineral smelters and refiners and do not perform or direct audits of Conflict Mineral smelters and refiners within our supply chain. We rely on RMI’s Responsible Minerals Assurance Process (formerly Conflict-Free Smelter Program) and its conflict-free smelters listing, which is available at http://www.responsiblemineralsinitiative.org/responsible-minerals-assurance-process/, to assess whether smelters and refiners within our supply chain source their Conflict Minerals from the Covered Countries. We did not conduct an independent private sector audit of our own supply chain due diligence, as permitted by the Rule, but will do so in the future if, and to the manner, required by the Rule.

Report annually on supply chain due diligence

This Report is publicly available on our website at http://www.lnw.com/investors/sec-filings/ and is filed with the SEC.

Results of Source and Chain of Custody Due Diligence

We received responses from 35.85% of the suppliers we surveyed, which account for 94.8% of total spend in 2024, in response to our requests across all of Light & Wonder’ operating product lines. We used reasonable efforts to identify the mines or locations of origin of the Conflict Minerals in our supply chain by requesting that our suppliers complete the Template. In addition, we made multiple attempts to have our suppliers complete the Template and provide all of the requested information. In keeping with our due diligence procedures, suppliers are contacted for additional information if (i) they fail to complete the Template correctly or (ii) their response is incomplete. Although many of the suppliers that completed the Template were able to identify the smelter or refiner used in the production of their products, there still exist many suppliers, despite our efforts, that (i) were unable to identify the smelter or refiner that processed the Conflict Minerals used in such production or (ii) provided an extensive and non-exclusive list of smelters or refiners. As a result, we were unable to determine with reasonable certainty the source of the Conflict Minerals necessary to the functionality or production of the products that the Company manufactures or contracts to manufacture. Based on the supplier responses that we received through the RCOI and other due diligence procedures, we do not have sufficient information regarding the smelters and refiners that processed the Conflict Minerals contained in products that the Company manufactures or contracts to manufacture to determine (i) whether those Conflict Minerals originated in Covered Countries or came from recycled or scrap sources, or (ii) the country of origin of the Conflict Minerals used in our products, or the facilities used to process the Conflict Minerals.

Steps to Improve Due Diligence

We have identified measures that we believe will assist us in making our Conflict Mineral due diligence process more efficient and effective and should provide us with more reliable information in the future toward determining the source of the Conflict Minerals necessary to the products that the Company manufactures or contracts to manufacture. Below are the steps we have taken or expect to take in an effort to improve this due diligence process:

•	New suppliers are made aware of their obligations to cooperate with us in connection with any due diligence initiatives, to provide accurate and complete information and to support our efforts to comply with the RMI program. We incorporated into our supply agreements and purchase orders representations from our suppliers that they will cooperate with us in connection with any due diligence that we choose to perform as part of our program to comply with the Rule.

•	We maintain an Ethics hotline, which is described in our Code of Business Conduct that is publicly available on our website (http://www.lnw.com/investors/corporate-governance/code-of-business-conduct) where suppliers (and others) can report violations of the Company’s policies, including our Conflict Minerals Policy.

•	Light & Wonder continues to raise supplier awareness for the RMI, including a supplier’s individual role in this program. Suppliers across all Light & Wonder entities are encouraged to leverage the readily available training resources located on the RMI’s website (http://www.responsiblemineralsinitiative.org) to help them make informed choices about Conflict Minerals in their supply chains. We anticipate that increased awareness will enable Light & Wonder to improve both our survey response rate and the content of the supplier survey responses.